PHI Operating Services Company
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	As of March 31, 2005
Current Assets	
Cash and cash equivalents	*
Accounts receivable from associated companies	*
Other prepayments	*
	*
Deferred Charges and Other Assets	
Deferred income tax	*
	*
Total Assets	*
Current Liabilities	
Accounts payable	*
Notes payable to associated companies	*
Interest and taxes accrued	*
Other	*
	*
Capitalization	
Common stock	*
Retained earnings	*
Conectiv money pool loan	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PHI Operating Services Company
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Three Months Ended March 31, 2005
OPERATING REVENUES	*
OPERATING EXPENSES	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.